September 7, 2005

Mail Stop 4561

Frank C. Spencer
Chief Executive Officer
Cogdell Spencer Inc.
4401 Barclay Downs Drive, Suite 300
Charlotte, NC 28209

      Re:	Cogdell Spencer Inc.
		Registration Statement on Form S-11
      Filed August 10, 2005
		File No.  333-127396

Dear Mr. Spencer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note from page 38 that "some" of the uses of proceeds that you have identified may be funded from sources other than this offering.
Based on this statement, it does not appear to us that you have identified firmly the use of any of your proceeds. Accordingly, please tell us why we should not consider this offering to be a blind pool subject to the disclosure requirements of Guide 5.
2. Please update your financial statements in accordance with Rule
3-
12 of Regulation S-X.

3. Revise to include a schedule of Real Estate and Accumulated
Depreciation as prescribed by Rule 5-04 of Regulation S-X.
4. Please provide us with a copy of any artwork you intend to use for the prospectus.

Prospectus Cover Page
5. Please revise the cover page and the summary risk factors on page
4 to discuss the risks related to conflicts of interest in your formation transactions, including lack of an appraisal and the risk of overpayment.

Summary, page 1

Competitive Strengths, page 3
6. Most of the information included in this section has already been disclosed in the Overview section of the prospectus summary.
Please
revise your summary to eliminate repetitive disclosure.
Similarly,
please eliminate repetitive disclosure under the subheading "Our
Aggregate Portfolio."

Our Wholly Owned Properties, page 5
7. We note from page 8 that you generated in 2004 only $643,553 in management fees paid by third parties. This appears to represent less than 2% of your combined 2004 revenue from rental activities. In order to give investors an idea of the relative scope and importance of each part of your business to your overall business strategy, please indicate what percentage of your revenue in the most recent period was generated by your wholly-owned properties, by third-party development fees and by third-party management fees.

Development Opportunities, page 8
8. Please remove general references to your return on capital.
Instead, please revise your MD&A to discuss your development activities and historical rates of return on capital.

Formation Transactions, page 8
9. Please provide a more detailed summary of these transactions, including total consideration to be paid, historical book value of the assets to be transferred, and a brief description of the tax protection agreements. Please indicate separately the value of and consideration for Cogdell Advisory Services, which appears to be your management entity.

Material Benefits to Related Parties, page 10

Formation Transactions, page 10
10. Please disclose the net tangible book value of assets to be transferred by your non-executive managers.

Advisory Fee, page 11
11. Please identify the affiliate and file the engagement letter as an exhibit to this registration statement. Also, please briefly describe the advisory services provided by the affiliate.

Our Tax Status, page 11
12. On page 12, please disclose that up to 25% of your assets may be held through your taxable REIT subsidiary ("TRS") and please disclose that your decision to retain accumulated earnings in the TRS will cause those amounts to be excluded from the 90% of REIT taxable income that is required to be distributed to shareholders.

Distribution Policy, page 12
13. Please clarify the record date for your intended initial distribution. If public shareholders will not be participating, please revise your discussion of related party benefits to cover amounts to be distributed to affiliated parties.

Risk Factors, page 17

Risks Related to Our Properties and Operations, page 17
14. Please discuss the risk, if any, related to your reliance on one or a few hospital systems for a material portion of your revenue.

If we are unable to promptly re-let our properties..., page 19
15. Please clarify what portion of your rental revenue the leases subject to expiration account for and please indicate what percentage of your properties are subject to "use" restrictions. Tell us whether these are the same as the deed restrictions referred to in footnote seven on page 7. If not, please revise to discuss these additional deed restrictions, where relevant.



We own 19 of our wholly owned properties subject to ground leases..., page 21
16. Please disclose the key restrictions contained in your ground leases and what portion of your total rentable space is subject to these leases.

Risks Related to the Healthcare Industry, page 24

Adverse trends in healthcare provider operations..., page 24
17. We note that the healthcare industry is experiencing
significant
unused capacity in certain areas.   Please be more specific and
indicate the extent to which you operate in any of these areas.

Risks Related to Our Debt Financings, page 26

Required payments on principal and interest on borrowings..., page
26
18. Please revise to make it clear that in 2007 your maturing obligations rise significantly from current levels. Also, we note from page 27 that you may violate restrictive covenants in your loan agreements. Please be more specific as to the nature of these covenants.

Our ability to pay our estimated initial annual distribution..., page
27
19. Please revise the title and body of this risk factor to focus on your ability in general to make future distributions. In a separate risk factor, please discuss risks related to your ability to meet your anticipated initial distribution schedule in the event that any of your material assumptions, described on page 40, fail to materialize. Finally, please disclose that you may fund future distributions out of property sales, including at a loss, or equity offerings, which would be dilutive, or that you may suspend distributions altogether.

We currently are negotiating to obtain an unsecured..., page 28
20. Please revise your discussion to reflect the actual terms of the loan agreement once known and file the final agreement as an exhibit to this registration statement. Also, please tell us whether you are negotiating this agreement with any of your underwriters.
Finally,
we note from page 55 that you may not obtain the line at all. Please discuss risk related to your failure to enter into this financing.




Risks Related to Our Organization and Structure, page 28
21. Where relevant, and only to the extent material, please discuss risk related to:
* the distribution preference and anti-dilution rights accorded to holders of OP and LTIP units (see page 113); and
* the limitations contained in your partnership agreement on your ability to enter into a change of control transaction or retain the proceeds of stock offerings (see page 114).

Risks Related to the Offering, page 35

Future sales of our common stock may depress the price..., page 36
22. Please quantify the number of shares you intend to register under your 2005 incentive plan.

Use of Proceeds, page 38
23. Please make it clear what the proceeds of this offering will be used for. Also, please tell us whether offering proceeds will be used to pursue the $3.2 million acquisition referred to on page 98, and provide additional disclosure as appropriate. Refer to Instruction 6 to Item 504 of Regulation S-K. Finally, please clarify what "other debt" refers to and tell us why it is appropriate for you to assume the proceeds of your proposed line of credit.

Distribution Policy, page 40
24. Please describe in your narrative all material assumptions you have made in arriving at cash available for distribution. In revising your disclosure, please:
* disclose the sources of and any assumptions underlying estimated cash flows from investing and financing activities; and
* discuss the impact on your assumptions of the tax protection agreements connected to your formation transactions, including the possibility of increased debt or required cash payments.
Please note, material assumptions that could impact distributions should be reflected in your summary disclosure on page 12.
25. Please tell us why you have not included any adjustments related to unconsolidated entities. In this regard, please consider whether your financial obligations related to any of your development projects or joint operating ventures could impact your ability to satisfy your intended distribution schedule.

26. In footnote (5) you assume a percentage lease renewal with respect to leases expiring after March 31, 2005 and prior to April 1,
2006 based on a percentage average lease renewal rate for the three years ended December 31, 2004. In your next amendment please remove this assumption as we do not believe it is reasonable to assume renewals of leases in arriving at estimated cash available for distribution for the 12 months ending March 31, 2006. You should only include the effect of new leases or renewals of existing leases if leases have been signed.

Selected Financial Data, page 48

27. Revise your reconciliation of FFO to begin with net income.
Also
confirm to us and clarify in the next amendment that the adjustment to net income for unconsolidated entities` real estate depreciation includes only your proportional share of the depreciation expense. See Item 10(e) of Regulation S-K.

Management`s Discussion and Analysis, page 49

Overview, page 49
28. Where relevant, please discuss your use of leverage, including your existing leverage and target leverage ratios and any changes in leverage from period to period.
29. Where relevant, please discuss potential future charges
related
to $2.9 million in LTIP units you expect to issue to Messrs.
Spencer
and Handy upon the close of this offering.
30. Please clarify your definition of rental and fee revenue. It appears from page F-35 that "rental" revenue actually consists of rent earned from properties owned by you and rent from advisory fees.
On the other hand, fee revenue appears to refer exclusively to fees
earned from your development projects.  Rental revenue and
management
or advisory fees and associated expenses should be broken out and discussed separately. In revising your disclosure, please explain where you derived the $643,553 figure cited on page 8.
31. Where relevant, please explain briefly, from note 11 to your financial statements, your approach to reconciling reported results through the elimination of intersegment revenue and expenses tied to
related parties.  Also, please explain whether you expect to continue
making such a distinction following the close of the formation transactions and your purchase of properties currently rented by related parties.
32. Please provide a discussion of factors that may impact the comparability of results, such as the recent accounting pronouncements discussed on page 58. Refer to instruction 2 to Item
301 of Regulation S-K.
33. In each period discussed, it appears that improvements in net income were primarily related to significant decreases in interest expense. These decreases themselves appear to be tied mainly to your hedging activity. In addition, we note that improvement in total revenue for 2004 versus 2003 was driven in part by a $1 million (73%)
increase in development fees. Please revise to discuss your expectations regarding future reliance on hedging and development fees. Disclose whether management views these activities as significant drivers of net income or revenue for future periods.

Results of Operations, page 52

Three months ended March 31, 2005 compared to three months ended
March 31, 2004, page 52
34. Please revise the disclosure of total revenues to discuss fee revenue for this period.

Liquidity and Capital Resources, page 54
35. Please revise to discuss historical changes in cash flow from operations, financing and investing activities.

Short-Term Liquidity Needs, page 54
36. Please discuss in more detail the anticipated changes in your cash position following this offering and quantify the existing cash balance of your predecessor. Quantify funds to be used for all known short-term transactions, as opposed to merely relying on estimates based on historical capital expenditures. Such transactions would appear to include:

* repayment of debt;

* cash payments to interest holders;

* the success fee to the affiliate of Mr. Jennings;

* unfunded capital expenses, including property improvements, renovation or development;

* commitments related to your development agreements;

* the intended initial annual distribution;

* the $3.2 million acquisition referred to on page 98;
37. Please disclose restrictions on the liquidity of your assets, including illiquidity common to most real estate, but also characteristics specific to your target asset type as well as any contractual or regulatory restrictions. In revising your disclosure, please address liquidity issues connected to the tax protection agreements described on page 98, quantify any current or long-term liabilities and consider whether these agreements constitute contingent obligations. In this regard. we note that these agreements
* appear to place an eight-year hold on your ability to sell property, include 12 years of "deficit reduction" rights and may require cash payments to cover tax obligations; and
* may place limits on your debt levels, which could inhibit your ability to refinance these properties to meet both short- and long-term liquidity needs.
38. Where relevant, please discuss what appears to be, from page
55,
a significant decrease in capital expenditures in the first quarter of 2005. Please indicate whether this comports with your expectations going forward and discuss, to the extent applicable, any seasonality associated with your capital expenditures.
39. Please discuss the impact on your liquidity of the put held by the charitable foundation, as described on page 70.
40. We note from page 18 that 7.4% of your properties are located in
Louisiana. To the extent material, please discuss the impact on your properties from Hurricane Katrina.
41. In light of the foregoing, and your statement on page 26 that you do not expect cash flow from operations to be sufficient to meet your maturing debt obligations, please provide an estimate of how long you believe you will be able to meet your liquidity needs based on your cash position at the close of this offering.


Off-Balance Sheet Arrangements, page 55

42. You disclose that you are not expected to guarantee the obligations of unconsolidated entities or to provide funding to any such entities. However, on page F-29 you disclose that you have guaranteed mortgage notes payable for unconsolidated real estate joint ventures. Please clarify your disclosure as necessary.

Indebtedness Outstanding Upon Completion of the Offering, page 55
43. On page 56, please disclose the prepayment terms of your mortgages.

Commitments and Contingencies, page 56
44. Please expand the table to include interest payments due in each year.

45. We note that the long-term debt obligation presented in the table on page 57 is significantly less than what is presented on the Predecessor entity`s balance sheet. It appears that you are attempting to present pro-forma long term debt. Please revise this table to present your actual commitments and contingencies as of March 31, 2005.

Industry Background/Market Opportunity, page 60
46. Please provide support for all statistics and demographic information cited in this section.

Business and Properties, page 64
47. In order to avoid confusion, here and throughout your prospectus, please avoid referring to companies as "partners" unless you share revenue with them.
48. Please provide us with objective support for or omit the following statements appearing here, in your MD&A and in your summary:
* that you are leading owner of specialty office properties for the medical profession. Please clarify in the first sentence the measure by which you consider yourself to be a leader;
* that you have successfully developed and maintained customized office buildings;
* that you have experienced a "high level" of customer satisfaction and enjoy a strong reputation;
* that your hospital campus locations are coveted;

* that you exceed the national occupancy rate (page 65) and industry operating efficiencies (page 67); and

* that your tenant base provides you with more stable cash flow relative to your peers (page 73). Please identify your peers.

Our Competitive Strengths, page 65
49. We note from the fourth bullet point on page 66 that you believe that your focus on operating your properties, as opposed to entering into sale-leaseback arrangements, will help you achieve "unique and attractive" cash flow growth. Please clarify what you mean by unique and explain the basis for this statement in light of your historical results, which show decreases in cash flow from operations in the first quarter of 2005 and for the full year 2003.

Business and Growth Strategies, page 67
50. We note from the second bullet point that you intend to continue to enter into joint ventures with physicians and physician groups as investors. Please explain how this disclosure comports with your disclosure on page 62, that physicians facing problems of liquidity caused by falling reimbursement rates and increasing technology needs are in fact looking to sell their interests in real property.

Our Aggregate Portfolio, page 67
51. We note from page 98 that you intend to acquire a property at the close of this transaction. Please describe it in more detail. If you are acquiring this property from a related party, please provide a description of the transaction under "Certain Relationships and Related Transactions."
52. With respect to your wholly owned properties, please provide the disclosure required by Item 15(e) and, to the extent applicable, Items 15(g) and (h) of Form S-11.
53. Please tell us why you have not provided, here and in your discussion of indebtedness on page 55, property-level disclosure under Items 14 and 15 with respect to your joint venture operating properties and your development projects.

Managed Properties, page 70
54. Please identify each of your managed properties and describe them in more detail, including:
*  your equity stake in each,
* the key terms of your management agreements (including your right to assume obligations under the put held by the charitable foundation),
* length of time before termination, and
* how much of your total square feet under management is attributed to each property.
55. We note from page 98 that you expect to manage Gulfport MOB after its sale. Please include a description of this property here or tell us why you believe such disclosure is not appropriate.
56. We note that 15 of the 16 properties that you currently manage are held by clients with whom you have an existing investment relationship. Please describe this relationship in more detail.

Our Tenants, page 72

57. Please clarify your footnotes to the table on page 73. It does not appear that the footnote regarding East Jefferson General
Hospital corresponds to any of the tenants presented in this table.

Development, Acquisition and Asset Selection Process, page 73
58. Please revise to discuss whether you intend to retain ownership of properties you develop or if you develop properties with the intent to sell them to health care providers. Discuss your historical experience as well as your strategy for future developments. Disclose the number of properties in your current portfolio - whether or not wholly owned - that were development projects you initiated and identify those properties.

Regulation, page 75

59. Please discuss any regulatory restrictions on the right of physicians to hold an ownership interest in your properties, including provisions of the Medicare Prescription Drug and Modernization Act of 2003 and the related moratorium on the availability of the Whole Hospital Exception.

Management, page 78
60. Please disclose your promoters.  Refer to Item 11(d) of Form
S-
11. To the extent applicable, please provide the disclosure required by Item 401(g) of Regulation S-K.
61. Please provide more detailed disclosure of Dr. Smoak`s recent professional experience.

Executive Compensation, page 83
62. Please tell us why you cannot include historical compensation information for the last completed fiscal year based on compensation received by your officers from your combined predecessors.

Employment Agreements, page 84
63. Please define "good reason," "change of control" and "disability" for purposes of your employment agreements. Also, we note from page
85 that your officers are subject to confidentiality, non-compete and anti-solicitation terms. Please explain the operation of these terms in more detail and explain, from page 84, why you would provide additional severance in the event the terminating officer agrees to bound by provisions that appear to be already included in the employment agreement. If your officers are not automatically subject to such terms, please explain the discrepancy and amend your risk factors accordingly. Finally, please disclose, on page 85, the tax consequences to you of the gross-up terms in your employment agreements.
64. Please describe in more detail the bonus and other incentive provisions of the employment agreements. Disclose how the compensation committee will determine the amount of such payments.

Certain Relationship and Related Transactions, page 91
65. Please revise your description of transactions involving
Messrs.
Cogdell, Spencer and Handy and Dr. Smoak to disclose cost and depreciation information, as required by Instruction 5 to Item 404(a)
of Regulation S-K and Item 23 of Form S-11.
66. We note disclosure on page 70 regarding your right to assume the obligations of Mr. Cogdell and Mr. Spencer upon the charitable foundation`s exercise of a put. Please revise the disclosure here to describe the key terms of the agreement between you and Messrs. Cogdell and Spencer and file the agreement as an exhibit to the registration statement.
67. Please quantify the value of benefits associated with the tax agreements with Messrs. Cogdell, Spencer and Handy and, if applicable, Dr. Smoak. Also, please quantify the aggregate payment to date to the affiliate of Mr. Jennings.
68. Please describe the LTIP units granted to Mr. Spencer and Mr. Handy in more detail. Disclose the terms of the units and the reason for the grant.

Policies With Respect to Certain Activities, page 93
69. With respect to each policy discussed, please indicate whether it may be changed by the board or management without a shareholder vote.

Investment Policies, page 93
70. If true, please indicate that there are no limitations on the percentage of your assets that may be invested in any one type of asset, notwithstanding REIT qualification requirements. Refer to
Item 13 of Form S-11.

Investments in Securities or Interests in Entities Primarily
Engaged
in Real Estate Activities and Other Issuers, page 94
71. Please provide the more detailed disclosure required by the instructions to Items 13(c) and (d) of Form S-11.

Structure and Formation of Our Company, page 97
72. Please file all material agreements relating to the consolidation transaction as exhibits to this registration statement. We note from your May 6, 2005 correspondence that the agreements are variously referred to as merger, contribution, transaction and consolidation agreements.
Contribution and Exchange of Ownership Interests in Our
Predecessor,
page 97
73. Please identify the property that you currently manage and expect to acquire from its tenant-owners in exchange for OP units equal to
$3.2 million.




Valuation of Existing Entities, page 98
74. Please discuss here any identified drawbacks to the cap rate as a method of valuation. For instance, it appears to us that the cap rate does not consider the impact of distribution preferences granted to debt holders, which can materially reduce the anticipated rate of return for equity holders. In addition, cap rates may not adequately consider future capital outlays relating to planned or unplanned improvements and renovations.
75. If true, please confirm, both here and in your summary, that the consideration to be paid by you for the existing entities is equal to cap rate valuations, was fixed prior to filing and will not change regardless of the final price of shares sold in this offering.

Excluded Assets, page 98
76. Please revise to describe Mr. Handy`s percentage interest in the four excluded properties.

Tax Protection Agreements, page 98
77. Please explain the key terms of these agreements in more detail.
In particular, please describe the specific tax liabilities covered by the indemnification. Also, please explain, from page 99, what it means to allow holders to guarantee debt and what a "deficit restoration obligation" entails.

Shares Eligible for Future Sale, page 117

General, page 117
78. Please expand your disclosure to include LTIP and any other vested stock grants.

Underwriting, page 140
79. We note from page 141 that the underwriters have reserved shares for sale directly to your directors, employees and other persons. Please tell us the procedures investors must follow in order to purchase the offered securities, including how and when the underwriters or the company will receive communications or funds. In this regard, please describe the process for confirmation and settlement of sales to directed share purchasers, including:
* whether directed share purchasers will be required to establish accounts before the effective time, and if so, what if any funds will be put in newly established brokerage accounts before the effective date;
* what, if any, relationship will any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser; and
* how the procedures for the directed share program will differ from the procedures for the general offering to the public.

Also, please provide us with a copy of all materials that you or the underwriters will send to prospective investors in connection with the directed share program.
80. We note from page 144 that a prospectus will be available through the Internet. Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available online or will engage in the electronic offer, sale or distribution of the shares. Please provide a detailed analysis of how the underwriters` procedures will comply with Section 5 of the Securities Act. Alternatively, please confirm that their procedures have been reviewed and cleared by the Division`s Office of Chief Counsel and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members.

Unaudited Pro Forma Financial Information, page F-2

81. Refer to footnote (H). It appears that Rocky Mount MOB, LLC was consolidated in the combined financial statements but going forward it will be accounted for using the equity method of accounting.
Please revise to provide more details and why this entity is going from consolidation to the equity method of accounting.

82. Please revise to provide pro forma adjustments to include the effect of new employment agreements as discussed on page 10.

Combined Financial Statements

Cogdell Spencer Inc. Predecessor Financial Statements, page F-15

83. Please update the combined predecessor financial statements in accordance with Rule 3-12 of Regulation S-X.

Mortgages and Notes Payable and Guarantees, page F-28

84. It appears that you were not in compliance with certain restrictive covenants and that you received a waiver of these violations from your lenders. Please revise the liquidity section of
MD&A to fully discuss each material restrictive covenant under the various debt instruments. In addition, please discuss the fact that you violated one or more of the covenants and that you received a waiver. Describe the covenants and discuss whether you believe you will comply with the restrictive covenants in the future.

Part II - Information Not Required in Prospectus

Item 32.  Sales to Special Parties
85. This section is reserved for sales at a price varying from the price offered to the general public. Please tell us how the your directed share program constitutes a sale to special parties.

Item 33. Recent Sales of Unregistered Securities
86. Please state the specific rule under Regulation D that you are relying upon. Also, please briefly state the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation
S-
K.

Exhibits
87. Please file your legal and tax opinions with the next amendment or provide draft copies for us to review. We must review the opinions before we declare the registration statement effective.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Kristina Beshears at 202-551-3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director


cc:	Andrew S. Epstein (via facsimile)

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Frank C. Spencer
Cogdell Spencer Inc.
September 7, 2005
Page 17